FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April  2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:

Enclosure 1 -  Rule 8.3-Scottish & Newcastle released on 28 March 2008

Enclosure 2 -  Rule 8.3-Scottish & Newcastle released on 28 March 2008

Enclosure 3 -  Rule 8.3-Scottish & Newcastle released on 31 March 2008

Enclosure 4 -  Total Voting Rights released on 31 March 2008

Enclosure 5 -  Rule 8.3-Scottish & Newcastle released on 01 April 2008

Enclosure 6 - Rule 8.3 - Scottish & Newcastle released on 02 April 2008

Enclosure 7 - Rule 8.3 - Gcap Media plc released on 03 April 2008

Enclosure 8 - Rule 8.3 - Scottish & Newcastle released on 03 April 2008

Enclosure 9 - Blocklisting Interim Review released on 03 April 2008

   Enclosure 1

                            FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Scottish & Newcastle Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.20
Date of dealing	27 March 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	14,776,367	(1.5581%)	19,605	(0.0021%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	14,776,367	(1.5581%)	19,605	(0.0021%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale Sale	3,592 15,487 1,050,000	7.8750 GBP 7.8750 GBP 7.8750 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	28 March 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at

t www.thetakeoverpanel.org.uk

Enclosure 2

                             FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Scottish & Newcastle Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.20
Date of dealing	26 March 2008

Amendment: Purchase of 148,616 amended to 140,016 on 27.03.2008
Amendment: Purchase of 2,600 included due to late booking

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,838,047	(1.6701%)	19,605	(0.0021%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	15,838,047	(1.6701%)	19,605	(0.0021%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase* Purchase** Sale Sale	140,616 2,600 281 2,600	7.8500 GBP 7.8500 GBP 7.8400 GBP 7.8500 GBP

* Purchase of 148,616 amended to 140,016 on 27.03.2008 ** Purchase of 2,600 included due to late booking.

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	28 March 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 3

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Scottish & Newcastle Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.20
Date of dealing	28 March 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,275,395	(1.7162%)	19,605	(0.0021%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	16,275,395	(1.7162%)	19,605	(0.0021%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Sale Sale	1,000,000 500,000 650 322	7.8750 GBP 7.8800 GBP 7.8753 GBP 7.8800 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	31 March 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

Notes

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 4

The Royal Bank of Scotland Group plc
Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules The Royal Bank of Scotland Group plc ('RBSG') hereby notifies that, as at close of business on 28 March 2008, its issued share capital consists of:

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights @ 28/03/2008

Ordinary shares of £0.25	10,019,378,199	1	10,019,378,199
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	10,020,278,199		10,022,978,199

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Enclosure 5

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Scottish & Newcastle Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.20
Date of dealing	31 March 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	17,095,336	(1.8026%)	19,605	(0.0021%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	17,095,336	(1.8026%)	19,605	(0.0021%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Sale	762,248 72,886 15,193	7.8759 GBP 7.9000 GBP 7.9000 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	1 April 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 6

                                                                                                        FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Scottish & Newcastle Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.20
Date of dealing	1 April 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	18,120,336	(1.9107%)	19,605	(0.0021%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	18,120,336	(1.9107%)	19,605	(0.0021%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Sale	1,025,000 2,300 2,300	7.8998 GBP 7.9000 GBP 7.9000 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	2 April 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 7

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Gcap Media plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.025
Date of dealing	2 April 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,530,490	(2.7483%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,530,490	(2.7483%)	0	(0.0%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase	3,000,000 530	2.1700 GBP 2.1725 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	3 April 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 8

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Scottish & Newcastle Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.20
Date of dealing	2 April 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	18,254,406	(1.9214%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	18,254,406	(1.9214%)	0	(0.0%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Sale Sale	137,190 53,232 39,210 22,754 53,203	7.9000 GBP 7.9029 GBP 7.9050 GBP 7.9000 GBP 7.9050 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	3 April 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

 Enclosure 9

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 1997 Sharesave Scheme

3. Period of return:

From	1 October 2007	To	31 March 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

88,458,764

5. Number of shares issued / allotted under scheme during period:

20,243,599

6. Balance under scheme not yet issued / allotted at end of period

68,215,165

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each – Block Listing granted 17 December 2004
25,639,176 Ordinary Shares of 25p each

– Block Listing granted 8 May 2007 as a result of the Bonus Issue 50,000,000 Ordinary Shares of 25p each – Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

10,019,434,554

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme

3. Period of return:

From	1 October 2007	To	31 March 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

53,902,185

5. Number of shares issued / allotted under scheme during period:

481,614

6. Balance under scheme not yet issued / allotted at end of period

53,420,571

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each – Block Listing granted 24 May 2001
6,000,000 Ordinary Shares of 25p each –

Block Listing granted 17 December 2004
15,934,790 Ordinary Shares of 25p each – Block Listing granted 8 May 2007 as a result of the Bonus Issue
30,000,000 Ordinary Shares of 25p each – Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

10,019,434,554

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The 1999 NatWest Group Sharesave Scheme

3. Period of return:

From	1 October 2007	To	31 March 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

6,403,971

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

6,403,971

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

23,000,000 Ordinary Shares of 25p each – Block Listing granted 24 May 2001
4,269,314 Ordinary Shares of 25p each –

Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

10,019,434,554

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

National Westminster Bank Group 1994 Executive Share Option Scheme

3. Period of return:

From	1 October 2007	To	31 March 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,145,788

5. Number of shares issued / allotted under scheme during period:

317,871

6. Balance under scheme not yet issued / allotted at end of period

2,827,917

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each – Block Listing granted 24 May 2001
2,097,192 Ordinary Shares of 25p each –

Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

10,019,434,554

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Option 2000 Scheme

3. Period of return:

From	1 October 2007	To	31 March 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

13,694,400

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

13,694,400

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,000,000 Ordinary Shares of 25p each – Block Listing granted 17 December 2004
9,129,600 Ordinary Shares of 25p each

– Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

10,019,434,554

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Employee Share Ownership Plan

3. Period of return:

From	1 October 2007	To	31 March 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

45,688,380

5. Number of shares issued / allotted under scheme during period:

11,320,638

6. Balance under scheme not yet issued / allotted at end of period

34,367,742

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

15,000,000 Ordinary Shares of 25p each – Block Listing granted 15 January 2003
10,458,920 Ordinary Shares of 25p each

– Block Listing granted 8 May 2007 as a result of the Bonus Issue 30,000,000 Ordinary Shares of 25p each – Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

10,019,434,554

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 SAYE Scheme

3. Period of return:

From	1 October 2007	To	31 March 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

743,838

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

743,838

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each – Block Listing granted 28 January 2004
495,892 Ordinary Shares of 25p each –

Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

10,019,434,554

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2001 SAYE Scheme

3. Period of return:

From	1 October 2007	To	31 March 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

644,769

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

644,769

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each – Block Listing granted 28 January 2004
429,846 Ordinary Shares of 25p each –

Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

10,019,434,554

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 Share Option Scheme

3. Period of return:

From	1 October 2007	To	31 March 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

735,654

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

735,654

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each – Block Listing granted 28 January 2004
490,436 Ordinary Shares of 25p each –

Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

10,019,434,554

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2002 Approved Share Option Scheme

3. Period of return:

From	1 October 2007	To	31 March 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

692,652

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

692,652

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each – Block Listing granted 28 January 2004
461,768 Ordinary Shares of 25p each –

Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

10,019,434,554

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Medium-term Performance Plan

3. Period of return:

From	1 October 2007	To	31 March 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,711,832

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

2,711,832

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 Ordinary Shares of 25p each – Block Listing granted 17 February 2004
1,807,888 Ordinary Shares of 25p each

– Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

10,019,434,554

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Sharesave Plan

3. Period of return:

From	1 October 2007	To	31 March 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

70,000,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

70,000,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

70,000,000 Ordinary Shares of 25p each – Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

10,019,434,554

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan

3. Period of return:

From	1 October 2007	To	31 March 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,000,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

5,000,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each – Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

10,019,434,554

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan

3. Period of return:

From	1 October 2007	To	31 March 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

20,000,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

20,000,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each – Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

10,019,434,554

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  07 April 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat